Globant Announces Pricing of Initial Public Offering

San Francisco, Calif., July 17, 2014 — Globant S.A. (NYSE: GLOB), a new-breed of technology services provider focused on delivering innovative software, today announced the pricing of its initial public offering of 5,850,000 common shares at a price to the public of $10.00 per share. The Company is issuing and selling 4,350,000 common shares and the selling shareholders are selling a total of 1,500,000 common shares. The shares are expected to begin trading on the NYSE on July 18, 2014, under the symbol "GLOB."

The Company intends to use the net proceeds from the offering for capital expenditures and investments, for general corporate purposes and to repay indebtedness. The Company will not receive any proceeds from the sale of common shares to be offered by the selling shareholders.

The underwriters of the offering have a 30-day option to purchase up to an additional 877,500 additional common shares from certain of the selling shareholders.

J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as joint book-running managers for the offering. William Blair & Company, L.L.C., Cowen and Company, LLC and LOYAL3 Securities, Inc. are acting as co-managers.

The Company’s management team will participate in the “Opening Bell” ceremony at the New York Stock Exchange on July 18, 2014. The event can be followed live at https://new.livestream.com/NYSE/Globant.

A registration statement relating to the offering was declared effective by the SEC on July 17, 2014. The offering is being made solely by means of a written prospectus forming part of the effective registration statement. The final prospectus relating to the offering may be obtained for free by visiting the SEC website at http://www.sec.gov or from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 (attn: Prospectus Department) or by calling (866) 803-9204, or from Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling (800) 831-9146.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Globant

We are a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and trends. We combine the engineering and technical rigor of IT services providers with the creative approach and culture of digital agencies. Globant is the place where engineering, design and innovation meet scale. In only 11 years, we created a company that:

•	Has more than 3,300 professionals working for companies like Google, Linkedin, JWT, EA and Coca Cola, among others;
•	Was recognized as one of the top 10 innovative companies in South America by FastCompany;
•	Was included in the 2010 Cool Vendor in Business Process Services Report by Gartner; and
•	Was featured as case study at Harvard, MIT and Stanford.

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